EXHIBIT 99.1

Precision Drilling Corporation  2021 First Quarter Results Conference Call and Webcast

CALGARY, Alberta, April 06, 2021 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) intends to release its 2021 first quarter results before the market opens on Thursday, April 22, 2021, and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day.

The conference call dial in numbers are 844-515-9176 or 614-999-9312 (International) or a live webcast is accessible on our website at www.precisiondrilling.com.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until April 26, 2021 by dialing 855-859-2056 or 404-537-3406, passcode 6870957.

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6100

Dustin Honing, Director, Investor Relations & Corporate Development
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com